8-65439


07004153

STATES
CHANGE COMMISSION
, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2007 WASH. D.C. 210

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8-~~121699~~ |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/06 AND ENDING 12/31/06

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Contemporary Financial Solutions, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 Australian Avenue South, Suite 1800
(No. and Street)

West Palm Beach (City) Florida (State) 33401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John W. Poff, Jr. (561) 835-4100
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

200 S. Biscayne Blvd., Suite 400 (Address) Miami (City) Florida (State) 33131 (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2007
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

## CONTEMPORARY FINANCIAL SOLUTIONS, INC.
### (A Wholly Owned Subsidiary of Mutual Service Corporation)

### TABLE OF CONTENTS

This report contains (check all applicable boxes):

## OATH OR AFFIRMATION

I, John Poff, swear that, to the best of my knowledge and belief, the accompanying financial statements pertaining to Contemporary Financial Solutions, Inc. (the "Company") for the years ended December 31, 2006 and 2005, and Supplemental Schedule as of December 31, 2006, are true and correct. I further swear that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

John Poff
Signature

2-23-07
Date

Chief Executive Officer, President and Treasurer
Title

Subscribed and sworn to before me this 23rd day of February, 2007.

Patricia Starke
Notary Public


NOTARY PUBLIC
STATE OF FLORIDA

PATRICIA STARKE
MY COMMISSION # DD 433174
EXPIRES: August 10, 2009
Bonded Thru Budget Notary Services

Deloitte.

Deloitte & Touche LLP
Certified Public Accountants
Suite 400
200 South Biscayne Boulevard
Miami, FL 33131-2310
USA

Tel: +1 305 372 3100
Fax: +1 305 372 3160
www.deloitte.com

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Contemporary Financial Solutions, Inc.:

We have audited the following financial statements of Contemporary Financial Solutions, Inc. (the "Company"), a wholly owned subsidiary of Mutual Service Corporation, as of and for the years ended December 31, 2006 and 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:



These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule of Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934.

The supplemental schedule is the responsibility of the Company's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, when considered in relation to the financial statements taken as a whole.

Deloitte & Touche LLP

February 23, 2007

# CONTEMPORARY FINANCIAL SOLUTIONS, INC.
## (A Wholly Owned Subsidiary of Mutual Service Corporation)

### STATEMENTS OF FINANCIAL CONDITION
### AS OF DECEMBER 31, 2006 AND 2005

| | 2006 | 2005 |
|---|---|---|
| **ASSETS** | | |
| ASSETS: | | |
| Cash and cash equivalents | $ 758,581 | $ 732,262 |
| Due from parent | 96,676 | |
| Prepaid expenses | 93,576 | 71,314 |
| Deferred tax asset | 1,385 | |
| TOTAL | $ 950,218 | $ 803,576 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| LIABILITIES: | | |
| Accrued liabilities | $ 289,350 | $ 198,006 |
| Due to parent | | 58,388 |
| Deferred tax liability | | 5,751 |
| Total liabilities | 289,350 | 262,145 |
| COMMITMENTS AND CONTINGENCIES (Note 7) | | |
| STOCKHOLDER'S EQUITY: | | |
| Common stock, $0.01 par value—200,000 shares authorized; 100,000 shares issued and outstanding | 1,000 | 1,000 |
| Additional paid-in capital | 999,000 | 999,000 |
| Accumulated deficit | (339,132) | (458,569) |
| Total stockholder's equity | 660,868 | 541,431 |
| TOTAL | $ 950,218 | $ 803,576 |

See notes to financial statements.

# CONTEMPORARY FINANCIAL SOLUTIONS, INC.
## (A Wholly Owned Subsidiary of Mutual Service Corporation)

### STATEMENTS OF INCOME
### FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

| | 2006 | 2005 |
|---|---|---|
| REVENUES: | | |
| Commissions: | | |
| Variable products | $ 924,011 | $ 517,372 |
| Mutual funds | 304,862 | 312,211 |
| Total commissions | 1,228,873 | 829,583 |
| Other revenue | 276,495 | 243,928 |
| Interest income | 33,688 | 19,888 |
| Total revenues | 1,539,056 | 1,093,399 |
| OPERATING EXPENSES: | | |
| Commissions | 723,787 | 467,212 |
| General and administrative | 411,136 | 349,116 |
| Employee compensation and benefits | 126,678 | 115,744 |
| Registration fees | 84,387 | 79,312 |
| Rent expense | 11,496 | 2,662 |
| Depreciation | | 12,123 |
| Professional services | | 52 |
| Total operating expenses | 1,357,484 | 1,026,221 |
| INCOME BEFORE INCOME TAXES | 181,572 | 67,178 |
| PROVISION FOR INCOME TAXES | 62,135 | 30,509 |
| NET INCOME | $ 119,437 | $ 36,669 |

See notes to financial statements.

## CONTEMPORARY FINANCIAL SOLUTIONS, INC.
**(A Wholly Owned Subsidiary of Mutual Service Corporation)**

### STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

| | Common Stock | | Additional Paid-In | Accumulated | |
|---|---|---|---|---|---|
| | Shares | Amount | Capital | Deficit | Total |
| BALANCE—December 31, 2004 | 100,000 | $ 1,000 | $ 999,000 | $ (495,238) | $ 504,762 |
| Net income | | | | 36,669 | 36,669 |
| BALANCE—December 31, 2005 | 100,000 | 1,000 | 999,000 | (458,569) | 541,431 |
| Net income | | | | 119,437 | 119,437 |
| BALANCE—December 31, 2006 | 100,000 | $ 1,000 | $ 999,000 | $ (339,132) | $ 660,868 |

See notes to financial statements.

## CONTEMPORARY FINANCIAL SOLUTIONS, INC.
### (A Wholly Owned Subsidiary of Mutual Service Corporation)

### STATEMENTS OF CASH FLOWS
### FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

| | 2006 | 2005 |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | |
| Net income | $ 119,437 | $ 36,669 |
| Adjustments to reconcile net income to net cash flows provided by operating activities: | | |
| Depreciation | | 12,123 |
| Deferred income taxes | (7,136) | 2,028 |
| Changes in assets and liabilities: | | |
| Accounts receivable | | 69,564 |
| Prepaid expenses | (22,262) | 7,925 |
| Due from parent | (96,676) | |
| Due to parent | (58,388) | (131,312) |
| Accrued liabilities | 91,344 | 43,532 |
| NET INCREASE IN CASH AND CASH EQUIVALENTS | 26,319 | 40,529 |
| CASH AND CASH EQUIVALENTS—Beginning of year | 732,262 | 691,733 |
| CASH AND CASH EQUIVALENTS—End of year | $ 758,581 | $ 732,262 |

See notes to consolidated financial statements.

# CONTEMPORARY FINANCIAL SOLUTIONS, INC.
## (A Wholly Owned Subsidiary of Mutual Service Corporation)

## NOTES TO FINANCIAL STATEMENTS
## AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

### 1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Contemporary Financial Solutions, Inc. (the "Company") was incorporated in the state of Delaware on April 29, 2002. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers ("NASD"). As a broker-dealer, the Company offers services to a network of independent contractor registered representatives throughout the United States and focuses primarily on the sale of mutual funds and variable insurance products.

The Company is wholly owned by Mutual Service Corporation ("MSC"), a broker-dealer registered with the SEC and NASD. MSC is a wholly owned subsidiary of Pacific Select Group LLC ("PSG"), a Delaware limited liability company. PSG is a wholly owned subsidiary of Pacific Life Insurance Company ("Pacific Life"). Prior to January 1, 2006, MSC was a wholly owned subsidiary of Pacific Select Distributors, Inc. ("PSD"). Effective January 1, 2006, Pacific Life formed PSG and contributed all entities and certain business activities relating to the ownership of PSD's subsidiaries to PSG. As a result, MSC became a wholly owned subsidiary of PSG. Pacific Life's immediate parent is Pacific LifeCorp.

The Company claims exemption from the Customer Protective Rule (Rule 15c3-3) of the SEC based on its limited business.

### 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Basis of Presentation***—The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities.

***Cash and Cash Equivalents***—Cash and cash equivalents include all highly liquid investments with original maturities of three months or less. The carrying values approximate fair values due to the short-term maturities of these investments.

***Fair Value of Financial Instruments***—The carrying amount of prepaids, due to/from parent, and accrued liabilities approximates fair value due to the short-term maturity of those instruments.

***Other Revenue***—Other revenue primarily consists of representative reimbursements for insurance and registration fees.

***Direct Mutual Fund and Insurance Contracts***—Commission revenue and expense related to customers' mutual fund and insurance investments transacted directly with investment companies and insurance companies are recorded on an accrual basis and are included in variable products and mutual funds revenues and commissions expenses in the statements of income.

*Income Taxes*—The Company's operations are included in the consolidated Federal income tax return of Pacific Mutual Holding Company, the Company's ultimate parent. The Company is allocated an expense or benefit under a tax-sharing arrangement based principally on the effect of including its operations in the provision. Deferred income taxes are provided on elements of income that are recognized for financial accounting purposes in periods different from the period such items are recognized for income tax purposes. The principal element of deferred income taxes is depreciation.

*Comprehensive Income*—There are no differences between comprehensive income and net income in the accompanying financial statements.

*Use of Estimates*—The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Recently Adopted Accounting Pronouncements*—Effective January 1, 2006, the Company adopted Financial Accounting Standards Board ("FASB"), Statement of Financial Accounting Standard ("SFAS") No. 154, *Accounting Changes and Error Corrections*. This statement changes the requirements for the accounting for and reporting of a change in accounting principle and applies to all voluntary changes in accounting principle as well as changes required by a new accounting pronouncement. SFAS No. 154 eliminates the requirement in Accounting Principles Board No. 20, *Accounting Changes*, to include the cumulative effect of changes in accounting principle in the statement of operations in the period of change. Instead, this statement requires retrospective application of changes in accounting principle to prior periods' financial statements. Adoption has not impacted the Company's financial statements.

*Future Adoption of New Accounting Pronouncements*—In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in U.S. GAAP, and expands disclosures about fair value measurements. This statement is effective beginning January 1, 2008. The Company is currently evaluating the impact of SFAS No. 157 on its financial statements.

In June 2006, the FASB issued FASB Interpretation ("FIN") No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109*. FIN 48 presents a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. There is a two-step evaluation process. The first step is recognition and a company must determine whether it is more likely than not that a tax position will be sustained. The second step is measurement. A company that meets the more likely than not tax position should measure the tax position at the largest amount of benefit that has greater than 50% chance of being realized upon ultimate settlement. FIN 48 is effective for the Company beginning January 1, 2007. The adoption of FIN 48 is not expected to have a material impact on the Company's financial statements.

## 3. RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(1) of such rule) of the Securities Exchange Act of 1934 as a broker or dealer that restricts its activities to the sale of mutual funds and/or variable annuities and that promptly transmits all funds and delivers all securities when received. Because of such exemption, the Company is not required to prepare a determination of reserve requirement and the Company is not subject to the provisions of Rule 15c3-3 pertaining to the possession or control requirements for brokers or dealers.

## 4. EMPLOYEE BENEFIT PLANS

The Company participates in the Retirement Incentive Savings Plan (RISP) provided by Pacific Life, which substantially covers all employees after three months of service. The Company matched 75% of employee contributions, up to a maximum of 6% of eligible employee compensation up to the Internal Revenue Service maximum allowable amount. The matching contributions were in the form of common stock of Pacific LifeCorp, Pacific Life's immediate parent, through an Employee Stock Ownership Plan (ESOP). In October 2006, Pacific LifeCorp's Board of Directors authorized a plan to terminate the ESOP feature of the RISP and replace it with a cash match benefit. Effective for the pay period ending October 31, 2006, matching contributions were made in cash. The Company's share of contributions to this Plan was $5,705 and $4,944 for the years ended December 31, 2006 and 2005, respectively.

The Company's employees are eligible to participate in a defined benefit employee retirement plan (the "Pension Plan") provided by Pacific Life. On January 1, 2005, contribution credits for employees with less than 10 years of service ceased and were replaced by contribution credits into the RISP. As a result, there were no contributions to the Pension Plan during the years ended December 31, 2006 and 2005.

## 5. INCOME TAXES

Deferred income taxes as of December 31, 2006 and 2005, are as follows:

| | 2006 | 2005 |
|---|---|---|
| Deferred tax assets (liabilities)—depreciation | $ 1,385 | $ (5,751) |

The components of the provision for income taxes for the years ended December 31, 2006 and 2005 are as follows:

| | 2006 | 2005 |
|---|---|---|
| Current: | | |
| Federal | $ 57,478 | $ 23,632 |
| State | 11,793 | 4,849 |
| Total current | 69,271 | 28,481 |
| Deferred: | | |
| Federal | (5,921) | 1,683 |
| State | (1,215) | 345 |
| Total deferred | (7,136) | 2,028 |
| Total provision for income taxes | $ 62,135 | $ 30,509 |

A reconciliation of income taxes at the Federal statutory rate to the provision for income taxes for the years ended December 31, 2006 and 2005, is as follows:

| | 2006 | | 2005 | |
|---|---|---|---|---|
| | Amount | Rate | Amount | Rate |
| Federal statutory rate | $ 63,550 | 35.0 % | $ 23,512 | 35.0 % |
| State income taxes—net of Federal income tax benefit | 7,911 | 4.4 | 2,927 | 4.4 |
| Other | (9,326) | (5.2) | 4,070 | 6.0 |
| Total provision for income taxes and effective tax rate | $ 62,135 | 34.2 % | $ 30,509 | 45.4 % |

## 6. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net regulatory capital of $454,760, which was $435,470 in excess of its required net capital of $19,290. At December 31, 2005, the Company had net regulatory capital of $456,320, which was $438,844 in excess of its required net capital of $17,476. At December 31, 2006 and 2005, the Company's ratio of aggregate indebtedness to net capital was 0.64 and 0.57, respectively, times its net capital.

## 7. RELATED-PARTY TRANSACTIONS

In the ordinary course of business, the Company has transactions with MSC. At December 31, 2006, the Company had $96,676 receivable from MSC relating to various collections received by MSC on the Company's behalf and is recorded in the statements of financial condition as a due from parent. At December 31, 2005, the Company had a $58,388 payable to MSC relating to various expenses paid by MSC on the Company's behalf and is recorded in the statements of financial condition as due to parent. For the years ended December 31, 2006 and 2005, expenses incurred by the Company and paid by MSC were $151,860 and $157,989, respectively.

## 8. COMMITMENTS AND CONTINGENCIES

***Litigation***—The Company, from time to time, may be subject to lawsuits arising in the ordinary course of business. At December 31, 2006 and 2005, the Company was not a defendant in any lawsuits.

***Financial Instruments With Off-Balance Sheet Credit Risk***—As a securities broker, the Company is engaged in buying and selling securities for a diverse group of customers. The Company introduces these customer transactions for clearance through independent clearing agents on a fully disclosed basis.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the Company's ability to liquidate the customer's collateral at an amount equal to the original contracted amount. Agreements between the Company and its clearing agents provide that the Company is obligated to assume any exposure related to such nonperformance by the Company's customers. The Company monitors its customer activity by reviewing information it receives from its clearing agents on a daily basis and seeks to control the aforementioned risks by requiring the registered representatives to compensate the Company for nonperformance by the customer.

* * * * * *

# CONTEMPORARY FINANCIAL SOLUTIONS, INC.
**(A Wholly Owned Subsidiary of Mutual Service Corporation)**

## SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2006

| | |
|---|---|
| STOCKHOLDER'S EQUITY | $ 660,868 |
| DEDUCT NONALLOWABLE ASSETS— | |
| Due from parent | 96,676 |
| Prepaid expenses | 93,576 |
| Deferred tax asset | 1,385 |
| Total nonallowable assets | 191,637 |
| NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS | 469,231 |
| DEDUCT—HAIRCUTS ON MONEY MARKET FUNDS | (14,471) |
| NET CAPITAL | $ 454,760 |
| AMOUNTS INCLUDED IN TOTAL LIABILITIES WHICH REPRESENT AGGREGATE INDEBTEDNESS: | |
| Accrued liabilities | $ 289,350 |
| TOTAL AGGREGATE INDEBTEDNESS | $ 289,350 |
| CAPITAL REQUIREMENT: | |
| Minimum requirement (greater of $5,000 or 6 2/3% of aggregate indebtedness) | $ 19,290 |
| Net capital in excess of requirement | 435,470 |
| NET CAPITAL | $ 454,760 |
| RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | 0.64 |

NOTE: There are no differences between the computations using the amounts reported in the accompanying audited financial statements and the computations as reported in the Company's unaudited Focus Report, Part IIA, Form X17a-5, as of December 31, 2006.

# Deloitte.

**Deloitte & Touche LLP**
Certified Public Accountants
Suite 400
200 South Biscayne Boulevard
Miami, FL 33131-2310
USA

Tel: +1 305 372 3100
Fax: +1 305 372 3160
www.deloitte.com

February 23, 2007

To the Board of Directors of
Contemporary Financial Solutions, Inc.:

In planning and performing our audit of the financial statements of Contemporary Financial Solutions, Inc. (the "Company") as of and for the year ended December 31, 2006 (on which we issued our report dated February 23, 2007), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceeding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the Company's internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP

END